Exhibit 12.1

MarkWest Energy Partners, L.P.

Calculation of Ratio of Earnings to Fixed Charges

(Dollar amounts in thousands)

	2010	2011	2012	2013	2014	2015 (through March 31, 2015)
Total fixed charges	$120,697	$123,879	$157,323	$200,852	$206,759	$58,425
Earnings:
Earnings from continuing operations before income taxes	$31,757	$118,449	$255,293	$53,114	$202,522	$1,400
Add:
Fixed charges	120,697	123,879	157,323	200,852	206,759	58,425
Amortization of capitalized interest	1,583	1,639	2,942	4,694	6,099	6,376
Cash distributions from equity method investments	8,448	4,382	8,416	6,370	12,459	14,938
Income from equity method investments	3,823	158	2,328	1,422	(4,477)	512
Subtract:
Interest capitalized	(2,766)	(1,121)	(26,061)	(35,053)	(28,088)	(5,556)
Total earnings	$163,542	$247,386	$400,241	$231,399	$395,274	$76,095
Ratio	1.35	2.00	2.54	1.15	1.91	1.30